EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF LIMITED LIABILITY COMPANY
INTERESTS AT THIS TIME,
PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND'S
TENDER OFFER.

October 29, 2021

Dear NB Crossroads Private Markets Access Fund LLC Shareholder:

We are writing to inform you of important dates relating to a tender offer by NB Crossroads Private Markets Access Fund LLC (the "Fund"). The Fund is offering to purchase an amount up to approximately 5.00% of the net assets of the Fund from shareholders of the Fund ("Shareholders") at their net asset value calculated as of the valuation date of December 31, 2021.

If you are not interested in having the Fund repurchase some or all of your shares of limited liability company interests (including fractions thereof) ("Shares") valued as of December 31, 2021, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer.

The tender offer period will begin on October 29, 2021 and, unless the offer is extended, will end at 11:59 p.m., Eastern Time, on November 29, 2021, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. ("UMBFS") no later than November 29, 2021. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. No action is required if you are not interested in tendering your Shares for repurchase.

If you would like to tender your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to NB Crossroads Private Markets Access Fund LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 11:59 p.m., Eastern Time, on November 29, 2021.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (844) 448-4480.

Sincerely,

NB Crossroads Private Markets Access Fund LLC